Exhibit (a)(1)(i)

Cover Letter to Offer to Purchase and Letter of Transmittal

BBR ALO Fund, LLC

If you do not wish to sell any of your shares at this time, please disregard this notice. This is simply notification of the Fund's tender offer.

October 3, 2025

Dear Investor:

We are writing to inform you of important dates related to the tender offer by BBR ALO Fund, LLC (the "Fund"). If you are not interested in selling any of your shares of limited liability company interests of the Fund (the "Shares") at this time, please disregard this notice and take no action.

The tender offer period will begin on October 3, 2025, and end on December 16, 2025, and any Shares tendered to the Fund will be valued on December 31, 2025 for purposes of calculating the purchase price of such Shares. The purpose of the tender offer is to provide liquidity to investors of the Fund. Shares can be redeemed by means of a tender offer only during one of the Fund's announced tender offers. BBR Partners, LLC, the Fund's investment adviser ("BBR"), expects that it will recommend to the Board of Directors of the Fund that the Fund offer to repurchase Shares from investors on a quarterly basis.

Should you wish to sell any of your Shares during this tender offer period, please complete and return the enclosed Letter of Transmittal (the last page will suffice) to BBR, either (i) via the electronic signature software approved by the Fund (i.e., DocuSign, or such other software as the Fund may specifically approve from time to time) or (ii) by mail (via certified mail or overnight delivery) at BBR ALO Fund, LLC, 55 East 52nd Street, 18th Floor, New York, New York 10055 (telephone number (212) 313-9870). The Fund strongly recommends that all documents be submitted electronically. If you do not wish to sell any of your Shares, simply disregard this notice. No action is required if you do not wish to redeem at this time.

All requests to tender Shares must be received by BBR, either by electronic delivery or by mail, in good order, by December 16, 2025. If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal by BBR. Please allow 48 hours for your Letter of Transmittal to be processed prior to contacting BBR to confirm receipt. If you fail to confirm receipt of your Letter of Transmittal by BBR, there can be no assurance that your tender has been received by the Fund.

If you have any questions, please refer to the enclosed Offer to Purchase document, which contains additional important information about the tender offer, or call BBR at (212) 313-9870.

Sincerely,

BBR ALO Fund, LLC